SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002,

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: Not yet assigned

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SPARTA, INC. PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTA, INC.
25531 Commercentre Drive, Suite 120
Lake Forest, CA 92630

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned, thereunto duly authorized.

SPARTA, INC. PROFIT SHARING PLAN

Date: June 30, 2003	/s/ Jerry R. Fabian Jerry R. Fabian, Special Trustee

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Sparta, Inc.

     We consent to incorporation by reference in the registration statement on Form S-8 of Sparta, Inc. of our report dated June 3, 2003, relating to the statements of net assets available for benefits of Sparta, Inc. Profit Sharing Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended which report appears in the December 31, 2002 annual report on Form 11K of Sparta, Inc. Profit Sharing Plan.

/s/     Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 3, 2003

SPARTA, INC.
PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2002 AND 2001
(With Independent Auditors’ Report Thereon)

SPARTA, INC.
PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Independent Auditors’ Report

Statements of Net Assets Available for Benefits – December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

SUPPLEMENTAL SCHEDULES

Schedule 1 – Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

Schedule 2 – Schedule H, Line 4i – Schedule of Assets (Acquired And Disposed of Within Year)

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

June 3, 2003

Independent Auditors’ Report

To the Board of Directors of
Sparta, Inc.

     We have audited the accompanying statement of net assets available for benefits of the Sparta, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedules. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2001 were reported on by other auditors whose report dated May 7, 2002 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in Note 2.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule H, line 4i – Schedule of Assets (Held at End of Year) and (2) Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year), as of or for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lesley, Thomas, Schwarz & Postma, Inc. Newport Beach, California

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2002	2001

ASSETS
Investments at fair value (Note 3)
Interest bearing cash	$7,143,495	$4,022,322
Sparta, Inc. common stock	55,908,409	52,040,785
Corporate stock	1,608,477	2,281,514
Mutual funds	14,316,669	14,016,361
Insurance annuity contracts	447,455	510,227
Partnership/joint ventures	16,014	26,631
Participant loans	1,264,815	1,221,680

	80,705,334	74,119,520

Receivables
Employer Contributions	7,040,883	2,660,539
Participant Contributions	118,114	—

Total receivables	7,158,997	2,660,539

Cash	838,971	769,562

Total assets	88,703,302	77,549,621

LIABILITY	—	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$88,703,302	$77,549,621

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,

	2002	2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$6,041,654	$2,259,973
Interest and dividends	271,126	747,225

	6,312,780	3,007,198

Contributions (Note 1)
Employer’s
Cash	3,548,170	2,660,539
Non-cash (Sparta, Inc. Stock)	3,492,713	2,975,975
Participants’	3,875,025	2,837,100
Participant rollovers	953,756	374,189

	11,869,664	8,847,803

Total additions to net assets	18,182,444	11,855,001

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	6,939,973	8,076,000
Administrative expenses	88,790	101,927

Total deductions from net assets	7,028,763	8,177,927

NET INCREASE	11,153,681	3,677,074
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	77,549,621	73,872,547

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$88,703,302	$77,549,621

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 - DESCRIPTION OF THE PLAN

     The following description of the Sparta, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

     General – The Plan is a contributory defined contribution plan adopted by Sparta, Inc. (the “Company”) for substantially all of its employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for immediate eligibility into the Plan and one hundred percent (100%) vesting in all contributions to the Plan, at all times.

     The Plan’s investments are held in the name of a trust company. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. CNA Trust Corporation was named trustee of the Plan effective April 12, 1999.

     Employee Contributions – For the year ended December 31, 2002, participants could contribute the lesser of fifteen percent (15%) of their annual compensation or $11,000 to the Plan. In addition, participants who attained age fifty (50) on or before December 31, 2002 were allowed to make a catch-up contribution of an additional $1,000 for the Plan year. For the year ended December 31, 2001 participants could contribute the lesser of fifteen percent (15%) of their annual compensation or $10,500 to the Plan.

     Employees may elect to invest their contributions in Sparta, Inc. stock, any of 9 core mutual funds, or in self-directed accounts, however, investments in self-directed accounts are subject to additional administrative and transaction fees.

     Employer Contributions – The amount of the annual contribution to the Plan is at the discretion of the Board of Directors of the Company (the “Board”). The Company makes both matching contributions and profit sharing contributions, based on the type of employee as defined by the Plan. The Company’s contribution to the Plan each year may be made in the form of Sparta, Inc. stock, cash or both at the discretion of the Board of Directors.

     Employer contributions are allocated to participants based on compensation and years of service. For the profit sharing portion of the employer contribution fifty percent (50%) was made in Company stock and fifty percent (50%) was made in cash. For the matching portion of the employer contribution one hundred percent (100%) was made in Company stock.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

     For the year ended December 31, 2002, total contributions made by the employer of $7,040,883 were comprised of 174,710 shares of the Company Stock valued at $3,492,713, with per share prices ranging from $20.43 to $18.12, and cash contributions of $3,548,170.

     For the year ended December 31, 2001, total contributions made by the employer of $5,636,514 were comprised of 177,831 shares of the Company Stock valued at $2,975,975 with per share prices ranging from $18.12 to $16.06 and cash contributions of $2,660,539.

     Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum cash distribution except to the extent that the participant elects to have his or her benefits distributed in kind. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Plan Expenses – The Company absorbs a significant portion of plan expenses incurred for the administration and management of the Plan. All other administrative fees are deducted from the account for each participant.

     Participant Loans – Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time, not to exceed five (5) years, unless the loan is for the purchase of a principal residence. The Plan requires that the loans be in compliance with Internal Revenue Code Section 72.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting – The Plan’s financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

     Under the modified cash basis of accounting, expenses are recorded when paid and dividends and interest income is recorded when received.

     Accounting Periods Presented – The Plan was amended in 2001 to change the Plan year end to a calendar year.

     Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Investment Valuation – Corporate stocks, mutual funds, and annuities are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the Plan year. Investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

     Stock investments in the employer corporation are valued using the quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. stock. The value at December 31, 2002 was $21.72 per share, based upon the quarterly adjusted formula calculation at January 21, 2003, which was determined based on the Company’s financial data at December 31, 2002. The value at December 31, 2001 was $18.12 per share based upon the quarterly adjusted formula calculation as of October 23, 2001 which was determined based on the Company’s financial data at September 30, 2001.

     An independent valuation firm determined that the stock valuations (using quarterly adjusted formula) were a proper reflection of the fair market values at the valuation dates of March 31, 2002 and 2001. The stock values as determined by the independent valuation firm were $20.56 and $16.49 at March 31, 2002 and 2001, respectively, and were consistent with the values as previously computed using the quarterly adjusted formula. Independent stock valuations were prepared subsequent to the plan year end and were also consistent with the prevailing values using the quarterly adjusted formula.

     Sparta, Inc. common stock value, as determined by the independent valuation firm, was $23.87 at March 31, 2003.

     The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

     The fair value of the participant loans was based on the outstanding principal balance of the loans.

NOTE 3 – INVESTMENTS

A.	Fair value of investments

     The following table presents the fair values of the investments. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2002 and 2001 are separately identified:

	December 31,

	2002	2001

PARTICIPANT DIRECTED INVESTMENTS:
At estimated fair value:
Participant loans	$1,264,815	$1,221,680
Partnership/joint ventures	16,014	26,631

At fair value as determined by quarterly adjusted formula:
Sparta, Inc. Common Stock	55,908,409	52,040,785
At fair value as determined by quoted market prices
Interest bearing cash
American Funds Cash Management Trust	$6,944,580	$3,792,246
Other interest bearing cash	198,915	230,076
Corporate stock	1,608,477	2,281,514
Mutual Funds	14,316,669	14,016,361
Insurance Annuity contracts	447,455	510,227

	$80,705,334	$74,119,520

B.	Changes in net assets available for benefits

During the Plan year, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	December 31,

	2002	2001

PARTICIPANT DIRECTED INVESTMENTS:
Investment at estimated fair value:
Partnership/joint ventures	$(238)	$(16,088)
Investments at fair value as determined by quarterly adjusted formula:
Sparta, Inc. common stock	9,822,182	5,711,476
Investments at fair value as determined by quoted market prices
Corporate stock	(482,903)	(450,141)
Mutual funds	(3,297,387)	(2,985,274)

	$6,041,654	$2,259,973

NOTE 3 – INVESTMENTS (CONTINUED)

     The Plan places a substantial portion of its assets with CNA’s Trust Variable Savings Account, American Funds Cash Management Trust and Canterbury Capital Custodial Money Market. Among them are the $7,143,495 of temporary cash investments consisting principally of savings account and money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation or by the Federal Deposit Insurance Corporation. The Plan administrator and Company management do not believe that the Plan is at risk, and that no significant loss will occur.

     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 4 – PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

NOTE 5– INCOME TAX STATUS

     The Plan obtained its latest determination letter on February 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6– RELATED PARTY TRANSACTIONS

     The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended December 31, 2002 and 2001, the Plan purchased 167,003 and 190,482 shares of the Company, respectively, at prices ranging from $20.56 to $16.06 per share. In addition, during the Plan years ended December 31, 2002 and 2001, the Plan sold 380,917 and 234,147 shares of the Company, respectively, at prices ranging from $20.56 to $16.06 per share.

SUPPLEMENTAL SCHEDULES

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Interest Bearing Cash
	American Funds Cash Management Trust Of America Cl A	Short Term Investments	$6,944,580	$6,944,580
	Canterbury Capital Custodial Money Market	Short Term Investments	$176,483	$176,483
	Federated Automated Cash Management Trust -Iss	Short Term Investments	$22,432	$22,432
	Common Stock
	9278 Communications Inc Com	Common Stock, 500 shares	$780	$10
	Abercrombie & Fitch Co Cl A	Common Stock, 100 shares	$1,580	$2,046
	Acclaim Entmt Inc Com Par $0.02	Common Stock, 400 shares	$1,140	$264
	Adobe Sys Inc Com	Common Stock, 100 shares	$3,480	$2,480
	Adr Axa-Uap	Common Stock, 40 shares	$867	$538
	Adtran Inc Com	Common Stock, 500 shares	$8,781	$16,450
	Advanced Digital Info Corp Com	Common Stock, 100 shares	$2,511	$671
	Advanced Micro Devices Inc Com	Common Stock, 500 shares	$8,459	$3,230
	Agere Sys Inc Cl A	Common Stock, 15 shares	$283	$22
	Agere Sys Inc Cl B	Common Stock, 425 shares	$8,419	$595
	Agilent Technologies Com	Common Stock, 72 shares	$3,498	$1,293
	Agnico Eagle Mines Ltd Com	Common Stock, 100 shares	$1,330	$1,486
	Ak Steel Holding Corp	Common Stock, 76 shares	$905	$608
	Alcatel Alsthom Sponsored Adr Rpstg 1/5 Sh	Common Stock, 163 shares	$3,901	$724
	American Homestar Corp Com	Common Stock, 300 shares	$2,194	$1
	Amgen Inc Com	Common Stock, 250 shares	$8,949	$12,085
	Anworth Mtg Asset Corp Com	Common Stock, 100 shares	$1,264	$1,257
	AOL Time Warner Inc Com	Common Stock, 602 shares	$36,214	$7,886
	Apple Computer Inc Com	Common Stock, 1,100 shares	$23,318	$15,763
	Applera Corp Com Celera Genomics Group	Common Stock, 100 shares	$2,780	$955
	Applied Matls Inc Com	Common Stock, 200 shares	$7,530	$2,606
	Applied Micro Circuits Corp Com	Common Stock, 100 shares	$1,147	$369
	Ariba Inc Com	Common Stock, 100 shares	$2,256	$248
	Ask Jeeves Inc Com	Common Stock, 2,000 shares	$2,900	$5,120
	AT&T Corp Com New	Common Stock, 18 shares	$1,396	$470
	AT&T Wireless Svcs Inc Com	Common Stock, 378 shares	$4,256	$2,136
	Atlantic Coast Airls Hldgs Inc Com	Common Stock, 400 shares	$3,917	$4,812
	Atmel Corp Com	Common Stock, 3,000 shares	$11,117	$6,690
	Avaya Inc Com	Common Stock, 57 shares	$1,895	$140
	Aventis Sponsored Adr	Common Stock, 100 shares	$4,362	$5,419
	Avocent Corp Com	Common Stock, 1,300 shares	$17,909	$28,886
	Banco Santander Central Hispano Adr	Common Stock, 200 shares	$1,960	$1,410

See Independent Auditors’ Report and the accompanying notes to the financial statements

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Barnesandnoble.Com Inc Cl A	Common Stock, 75 shares	$1,970	$86
	Biopure Corp Com	Common Stock, 100 shares	$4,968	$372
	Boeing Co Com	Common Stock, 380 shares	$14,504	$12,536
	Bombardier Inc Cl B	Common Stock, 1,000 shares	$6,774	$3,420
	Breakaway Solutions Inc Com	Common Stock, 683 shares	$5,022	$1
	Cable & Wireless Pub Ltd Co Sponsored Adr	Common Stock, 400 shares	$10,591	$932
	Calpine Corp Com	Common Stock, 2,100 shares	$10,770	$6,846
	Canterbury Capital Custodial Stock	Common Stock, 349,869 shares	$349,869	$349,869
	Carmax Inc Com	Common Stock, 313 shares	$6,255	$5,596
	Caterpillar Inc Com	Common Stock, 124 shares	$6,650	$5,669
	Cendant Corp Com	Common Stock, 575 shares	$8,832	$6,026
	Chesapeake Energy Corp Com	Common Stock, 2,000 shares	$16,460	$15,480
	Ciber Inc Com	Common Stock, 100 shares	$2,530	$515
	Ciena Corp Com	Common Stock, 2,100 shares	$27,420	$10,794
	Circuit City Stores Inc Com	Common Stock, 3,000 shares	$28,496	$22,260
	Cisco Sys Inc Com	Common Stock, 2,520 shares	$72,765	$33,012
	Citigroup Inc Com	Common Stock, 425 shares	$20,424	$14,956
	Coca Cola Co Com	Common Stock, 1,227 shares	$63,216	$53,792
	Comcast Corp New Cl A	Common Stock, 29 shares	$2,327	$684
	Continental Amern Transn Inc Com New	Common Stock, 350 shares	$6	$0
	Corvis Corp Com	Common Stock, 1,600 shares	$7,290	$1,136
	Cubist Pharmaceuticals Com	Common Stock, 300 shares	$16,530	$2,469
	Cymer Inc Com	Common Stock, 100 shares	$5,000	$3,225
	Daimler-Chrysler Ag Ord	Common Stock, 648 shares	$44,282	$19,861
	Dell Computer Corp Com	Common Stock, 732 shares	$30,330	$19,574
	Delta Air Lines Inc Del Com	Common Stock, 500 shares	$15,894	$6,050
	Diageo Plc Sponsored Adr New	Common Stock, 100 shares	$3,367	$4,380
	Doubleclick Inc Com	Common Stock, 7 shares	$1,968	$40
	Dundee Precious Metals Inc Com	Common Stock, 750 shares	$5,160	$9,052
	Durban Roodepoort Deep Ltd Sponsored Adr	Common Stock, 500 shares	$1,940	$2,025
	E Trade Group Inc Com	Common Stock, 600 shares	$2,895	$2,916
	Eastman Chemical Co Com	Common Stock, 25 shares	$1,051	$919
	Eastman Kodak Co Com	Common Stock, 152 shares	$9,513	$5,326
	Edulink Inc Com	Common Stock, 20,000 shares	$3,542	$52
	Emc Corp Mass Com	Common Stock, 476 shares	$13,841	$2,923
	Enron Corp Com	Common Stock, 370 shares	$20,376	$24
	Entremed Inc Com	Common Stock, 200 shares	$1,576	$172
	Ericsson Lm Tel Co Adr Cl B Sek 10 New	Common Stock, 307 shares	$18,031	$2,069
	Espeed Inc Cl A	Common Stock, 50 shares	$794	$847
	Exodus Communications Com (Worthless)	Common Stock, 40 shares	$2,465	$0

See Independent Auditors’ Report and the accompanying notes to the financial statements

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Exxon Mobil Corp Com	Common Stock, 300 shares	$11,168	$10,482
	Fedex Corp Com	Common Stock, 100 shares	$6,038	$5,422
	Flextronics Intl Ltd Com	Common Stock, 600 shares	$8,252	$4,914
	Ford Mtr Co Del Com	Common Stock, 876 shares	$24,634	$8,147
	Freddie Mac-Voting Com	Common Stock, 82 shares	$4,663	$4,842
	Gateway Inc Com	Common Stock, 2,000 shares	$66,213	$9,280
	General Elec Co Com	Common Stock, 350 shares	$12,719	$8,523
	Genzyme Corp Com-Molecular Oncology	Common Stock, 1,000 shares	$35,530	$1,750
	Gilat Satellite Networks Ltd Com	Common Stock, 200 shares	$891	$78
	Gillette Co Com	Common Stock, 25 shares	$1,049	$759
	Glamis Gold Ltd Com	Common Stock, 200 shares	$1,915	$2,268
	Global Crossing Ltd Com	Common Stock, 3,505 shares	$13,080	$64
	Hewlett Packard Co Com	Common Stock, 710 shares	$28,201	$12,326
	Home Depot Inc Com	Common Stock, 1,815 shares	$61,798	$43,596
	ICN Pharmaceuticals Inc New Com	Common Stock, 60 shares	$1,961	$655
	Indymac Mtg Hldgs Inc Com	Common Stock, 200 shares	$2,217	$3,698
	Intel Corp Com	Common Stock, 758 shares	$24,611	$11,802
	Intergraph Corp Com	Common Stock, 1,000 shares	$4,875	$17,760
	International Paper Co Com	Common Stock, 25 shares	$990	$874
	Intl Business Machines Corp Com	Common Stock, 190 shares	$20,355	$14,725
	Introgen Therapeutics Inc Com	Common Stock, 177 shares	$1,244	$381
	ITC Deltacom, Inc Com New	Common Stock, 4 shares	$1,214	$9
	Jakks Pac Inc Com	Common Stock, 100 shares	$1,096	$1,347
	JDS Uniphase Corp Com	Common Stock, 1,418 shares	$71,208	$3,502
	JP Morgan Chase & Co Com	Common Stock, 166 shares	$5,569	$3,984
	Juniper Networks Inc Com	Common Stock, 600 shares	$9,446	$4,080
	Koninklijke Ahold Nv Sponsored Adr New	Common Stock, 463 shares	$5,835	$3,144
	Koninklijke Philips Electrs Nv Sponsored Adr New 2000	Common Stock, 247 shares	$12,552	$8,186
	Leap Wireless Intl Inc Com	Common Stock, 100 shares	$3,330	$15
	Limited Inc Com	Common Stock, 220 shares	$2,583	$3,065
	Loral Space & Communications Ltd Com	Common Stock, 300 shares	$880	$129
	Lowes Cos Inc Com	Common Stock, 200 shares	$4,524	$7,500
	LSI Logic Corp Com	Common Stock, 400 shares	$7,699	$2,308
	Lucent Technologies Inc Com	Common Stock, 1,620 shares	$39,726	$2,041
	Manhattan Scientifics Inc Com	Common Stock, 2,000 shares	$700	$130
	Matrasell Corp Com	Common Stock, 9,000 shares	$0	$0
	Mcdata Corp Cl A	Common Stock, 17 shares	$301	$121
	Mcdonalds Corp Com	Common Stock, 100 shares	$3,012	$1,608
	Medtronic Inc Com	Common Stock, 168 shares	$5,806	$7,661

See Independent Auditors’ Report and the accompanying notes to the financial statements

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Merck & Co Inc Com	Common Stock, 1,000 shares	$79,762	$56,610
	Mesa Offshore Tr Unit Ben Int	Common Stock, 2,000 shares	$63	$30
	Microsoft Corp Com	Common Stock, 2,872 shares	$263,406	$148,482
	Millennium Pharmaceuticals Com	Common Stock, 1,300 shares	$18,718	$10,322
	Minera Andes Inc	Common Stock, 4,000 shares	$1,440	$1,180
	Motorola Inc Com	Common Stock, 950 shares	$23,071	$8,218
	Nasdaq 100 Tr Unit Ser 1	Common Stock, 600 shares	$27,756	$14,622
	Network Associates Inc Com	Common Stock, 1,000 shares	$24,338	$16,090
	Newmont Mng Corp Com	Common Stock, 50 shares	$1,352	$1,452
	Nexar Technologies Inc Com	Common Stock, 150 shares	$9	$0
	Nokia Corp Adr	Common Stock, 515 shares	$14,701	$7,983
	Nortel Networks Corp New Com	Common Stock, 2,375 shares	$84,541	$3,824
	Novartis Ag Adr	Common Stock, 150 shares	$5,734	$5,510
	Occidental Pete Corp Com	Common Stock, 100 shares	$2,925	$2,845
	Oracle Sys Corp Com	Common Stock, 3,224 shares	$34,923	$34,819
	Orbital Sciences Corp Com	Common Stock, 500 shares	$10,435	$2,110
	Oxigene Inc Com	Common Stock, 1,000 shares	$5,771	$1,050
	Palm Inc Com New	Common Stock, 6 shares	$3,314	$94
	Parametric Technology Corp Com	Common Stock, 325 shares	$9,739	$819
	Park Place Entertainment Corp Com	Common Stock, 200 shares	$2,080	$1,680
	Pepsico Inc Com	Common Stock, 318 shares	$14,640	$13,426
	Pfizer Inc Com	Common Stock, 400 shares	$11,385	$12,228
	Philip Morris Cos Inc Com	Common Stock, 300 shares	$10,425	$12,159
	Polymet Mining Corp Com	Common Stock, 15,000 shares	$24,150	$525
	Pre Paid Legal Svcs Inc Com	Common Stock, 50 shares	$1,440	$1,310
	Proassurance Corp Com	Common Stock, 352 shares	$9,680	$7,392
	Procter & Gamble Co Com	Common Stock, 500 shares	$48,591	$42,970
	Providence & Worchester Rr Co Com	Common Stock, 1,100 shares	$9,257	$8,525
	Prudential Finl Inc Com	Common Stock, 400 shares	$13,422	$12,696
	Qualcomm Inc Com	Common Stock, 500 shares	$70,761	$18,195
	Range Energy Inc Com	Common Stock, 567 shares	$1,768	$37
	Raytheon Co Com New	Common Stock, 100 shares	$2,255	$3,075
	Read-Rite Corp Com	Common Stock, 500 shares	$3,935	$175
	Realnetworks Inc Com	Common Stock, 100 shares	$846	$381
	Red Hat Inc Com	Common Stock, 150 shares	$12,291	$887
	Reuters Group Plc Adr	Common Stock, 200 shares	$30,630	$3,440
	Rite Aid Corp Com	Common Stock, 4,530 shares	$29,257	$11,099
	Royal Caribbean Cruises Com	Common Stock, 400 shares	$11,262	$6,680
	Royal Gold Inc Com	Common Stock, 100 shares	$2,124	$2,492
	RSA Sec Inc Com	Common Stock, 82 shares	$922	$491
	S1 Corp Com	Common Stock, 1,000 shares	$8,650	$4,460
	Sanmina Corp Com	Common Stock, 1,800 shares	$18,914	$8,082
	SBC Communications Inc Com	Common Stock, 25 shares	$1,051	$678

See Independent Auditors’ Report and the accompanying notes to the financial statements

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Scientific Atlanta Inc Com	Common Stock, 800 shares	$19,250	$9,488
	Seagate Technology Escrow Com	Common Stock, 300 shares	$1	$1
	SEI Investments Co Com	Common Stock, 90 shares	$2,994	$2,446
	Select Comfort Corp Oc Cap Stk	Common Stock, 50 shares	$470	$470
	Sirius Satellite Radio Inc Com	Common Stock, 500 shares	$2,575	$320
	Site Technologies Inc Com	Common Stock, 200 shares	$4	$9
	Skywest Inc Com	Common Stock, 400 shares	$5,769	$5,228
	Smucker Jm Co Com New	Common Stock, 10 shares	$377	$398
*	Sparta Stock - Custodial	Common Stock, 2,574,052 shares	$30,544,455	$52,587,882
	Sportsmans Guide Inc Com New	Common Stock, 400 shares	$3,600	$2,800
	Sun Microsystems Inc Com	Common Stock, 1,500 shares	$11,566	$4,665
	Syngenta Ag Sponsored Adr	Common Stock, 10 shares	$98	$115
	Sysco Corp Com	Common Stock, 400 shares	$5,004	$11,916
	Taiwan Semiconductor Adr	Common Stock, 100 shares	$1,003	$705
	Tellabs Inc Com	Common Stock, 400 shares	$19,437	$2,908
	Texas Instrs Inc Com	Common Stock, 830 shares	$23,717	$12,458
	Theragenics Corp Com	Common Stock, 300 shares	$3,158	$1,209
	Time Warner Telecom Com	Common Stock, 500 shares	$395	$1,055
	Tower Automotive Inc Com	Common Stock, 1,000 shares	$16,563	$4,500
	Travelers Ppty Cas Corp New Cl A	Common Stock, 17 shares	$401	$249
	Travelers Ppty Cas Corp New Cl B	Common Stock, 35 shares	$888	$513
	Trex Co Inc Com	Common Stock, 50 shares	$1,706	$1,765
	Tyco Intl Ltd Com	Common Stock, 190 shares	$9,480	$3,245
	Ual Corp Com Par $0.01	Common Stock, 625 shares	$828	$894
	United Technologies Corp Com	Common Stock, 150 shares	$9,488	$9,291
	Veritas Software Corp Com	Common Stock, 233 shares	$9,697	$3,639
	Verizon Communications Com	Common Stock, 122 shares	$5,881	$4,728
	Viasat Inc Com	Common Stock, 200 shares	$2,783	$2,308
	Visteon Corp Com	Common Stock, 40 shares	$685	$278
	Vodafone Group Plc New Sponsored Adr	Common Stock, 730 shares	$33,057	$13,228
	Wal Mart Stores Inc Com	Common Stock, 325 shares	$18,475	$16,416
	Walt Disney Co. Com	Common Stock, 890 shares	$25,236	$14,516
	Washington Mutual Inc Com	Common Stock, 300 shares	$9,744	$10,359
	Williams Cos Inc Com	Common Stock, 400 shares	$820	$1,080
	Wind River Sys Inc Com	Common Stock, 700 shares	$10,311	$2,870
	Worldcom Inc Ga New - Mci Group Comm	Common Stock, 10 shares	$449	$2
	Worldcom Inc Ga New Com	Common Stock, 502 shares	$6,676	$69
	Xerox Corp Com	Common Stock, 250 shares	$5,889	$2,013
	Foreign Stock
	P&O Gbp 1.0	Foreign Stock, 613 shares	$7,508	$1,626
	P&O Princess Cruises Usd 0.5	Foreign Stock, 604 shares	$76	$4,196
	Westjet Airlines Ltd Com	Foreign Stock, 450 shares	$2,355	$4,609

See Independent Auditors’ Report and the accompanying notes to the financial statements

* Party in interest

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Limited Partnerships
	Cedar Fair Depositary Unit Lp	Limited Partnerships	$4,900	$4,720
	Ledcor Properties, A Ca. L.P	Limited Partnerships	$35,295	$11,294
	Mutual Funds
	Aim Aggressive Growth Fund - Cl A	Mutual Funds	$2,500	$2,389
	Aim Global Telecommunications & Technology Fund - Cl A	Mutual Funds	$11,920	$2,504
	Aim Growth Ser Mid Cap Equity Fund - Cl A	Mutual Funds	$1,242,305	$1,245,024
	Aim Premier Equity Fd Cl A	Mutual Funds	$38,288	$20,644
	Alger Capital Appreciation Portfolio - Cl C	Mutual Funds	$60,645	$28,360
	American Balanced Fund Cl A (American Funds)	Mutual Funds	$583,455	$588,413
	American Bond Fund Of America Cl A	Mutual Funds	$1,566,611	$1,555,134
	American Century International Discovery Fund	Mutual Funds	$43,787	$23,063
	American Century Target Maturities Trust: 2005	Mutual Funds	$2,500	$2,526
	American Express Custodial Mutual Funds	Mutual Funds	$10,113	$10,113
	American Funds Europacific Growth Fund Cl A	Mutual Funds	$1,157,095	$886,141
	American Funds New Perspective Fd Cl A	Mutual Funds	$77,191	$55,883
	American Funds Smallcap World Fd Cl A	Mutual Funds	$156,179	$104,312
	American Growth Fd Of America Cl A	Mutual Funds	$1,153,042	$1,177,275
	American Investment Co Amer Cl A	Mutual Funds	$504,010	$367,134
	American Mutual Fund - Cl A (American Funds)	Mutual Funds	$19,227	$14,137
	Artisan International Fund	Mutual Funds	$7,794	$6,531
	Artisan Mid Cap Fund	Mutual Funds	$11,300	$9,271
	Baron Asset Fund	Mutual Funds	$68,658	$46,672
	Brandywine Fund	Mutual Funds	$93,042	$49,132
	Canterbury Capital Custodial Mutual Fund	Mutual Funds	$16,370	$16,370
	Davis New York Venture Fund - Cl C	Mutual Funds	$58,533	$41,104
	Dodge & Cox Income	Mutual Funds	$9,303	$9,663
	Dodge & Cox International Stock	Mutual Funds	$5,325	$4,696
	Dodge & Cox Stock Fund	Mutual Funds	$10,102	$9,004
	Dreyfus Index Fds S&P 500 Index Fund	Mutual Funds	$5,029,361	$3,817,566

See Independent Auditors’ Report and the accompanying notes to the financial statements

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Federated Growth Strategies Fund - Cl A	Mutual Funds	$17,544	$9,541
	Fidelity Advisor Equity Income Fund - Cl T	Mutual Funds	$7,585	$5,421
	Fidelity Advisor Overseas Fund - Cl T	Mutual Funds	$6,782	$3,994
	Fidelity Advisor Ser Ii Growth Opportunities Fund - Cl T	Mutual Funds	$7,256	$3,255
	Fidelity Aggressive Growth Fund	Mutual Funds	$8,310	$2,436
	Fidelity Balanced Fund	Mutual Funds	$9,169	$8,458
	Fidelity Blue Chip Growth Fund	Mutual Funds	$3,004	$2,312
	Fidelity Contrafund	Mutual Funds	$12,403	$8,299
	Fidelity Diversified International Fund	Mutual Funds	$3,523	$3,086
	Fidelity Dividend Growth Fund	Mutual Funds	$20,302	$16,453
	Fidelity Growth & Income Portfolio	Mutual Funds	$44,073	$30,778
	Fidelity Growth Company Fund	Mutual Funds	$11,465	$6,990
	Fidelity Low Priced Stock Fund	Mutual Funds	$88,508	$74,116
	Fidelity Magellan Fund	Mutual Funds	$4,639	$2,833
	Fidelity Mid-Cap Stock Fund	Mutual Funds	$3,514	$2,624
	Fidelity New Millennium Fund	Mutual Funds	$13,803	$8,176
	Fidelity Select Electronics Portfolio	Mutual Funds	$13,091	$4,710
	Fremont U S Micro Cap Fd	Mutual Funds	$49,900	$25,131
	Ing Large Cap Growth Fd Cl A	Mutual Funds	$4,222	$1,256
	Ing Midcap Opportunities Cl A	Mutual Funds	$6,436	$2,858
	Invesco Total Return Fund	Mutual Funds	$8	$7
	Janus Equity Income Fund	Mutual Funds	$11,734	$7,990
	Janus Flexible Income Fund	Mutual Funds	$76,835	$78,016
	Janus Global Life Sciences Fund	Mutual Funds	$8,310	$5,368
	Janus Global Technology Fund	Mutual Funds	$31,320	$8,372
	Janus Mercury Fund	Mutual Funds	$56,514	$25,321
	Janus Olympus Fund	Mutual Funds	$29,025	$14,147
	Janus Twenty Fund	Mutual Funds	$21,256	$9,805
	Janus Venture Fund	Mutual Funds	$7,724	$4,114
	Janus Worldwide Fund	Mutual Funds	$160,817	$95,371
	Kinetics Internet Fund	Mutual Funds	$5,004	$2,894
	Marsico Focus Fund	Mutual Funds	$3,384	$2,378
	Midas Fund	Mutual Funds	$2,160	$2,160
	Munder Future Technology A	Mutual Funds	$8,077	$1,755
	Munder Net Net Fund Cl B	Mutual Funds	$10,555	$1,125
	Oak Associates White Oak Growth Stock Fund	Mutual Funds	$80,850	$30,326
	Oakmark Equity & Income Fund	Mutual Funds	$35	$35
	Pbhg Technology & Communications Fd	Mutual Funds	$4,398	$392

See Independent Auditors’ Report and the accompanying notes to the financial statements

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Phoenix Seneca Strategic Theme Fd A	Mutual Funds	$23,910	$8,665
	Phoenix-Engemann Small & Midcap Growth A	Mutual Funds	$13,911	$7,823
	Pimco Global Technology Instil	Mutual Funds	$4,451	$2,898
	Putnam Health Sciences Tr Cl A	Mutual Funds	$30,600	$24,774
	Rs Diversified Growth Fund	Mutual Funds	$35,278	$15,601
	Rs Emerging Growth Fund Class A	Mutual Funds	$37,217	$15,948
	Rydex Arktos Fd	Mutual Funds	$2,500	$2,539
	Scudder Capital Growth Fd-Aarp Shares	Mutual Funds	$49,226	$21,926
	Seligman Communications & Info Fd Cl A	Mutual Funds	$19,757	$9,781
	Seligman Global Technology Fund Cl A	Mutual Funds	$6,128	$1,929
	State Street Research Emerging Growth	Mutual Funds	$821,318	$823,699
	T Rowe Price Media & Telecommunications Fund	Mutual Funds	$13,161	$6,629
	T.Rowe Price Equity Income Fund	Mutual Funds	$12,799	$9,189
	T.Rowe Price Health Sciences Fund	Mutual Funds	$5,007	$2,955
	Templeton World Fund Cl A	Mutual Funds	$3,601	$2,911
	Ubs Pace Select Advisors Tr Large Co Growth Equity	Mutual Funds	$74,574	$29,276
	Ubs Tactical Allocation Fund Cl A	Mutual Funds	$6,625	$4,281
	United Services World Gold Fund	Mutual Funds	$5,857	$7,363
	Vanguard Asset Allocation Fund	Mutual Funds	$149,368	$114,172
	Vanguard Balanced Index Fund	Mutual Funds	$96,909	$81,529
	Vanguard European Stock Index Fund	Mutual Funds	$15,625	$12,351
	Vanguard High Yield Corporate Fund	Mutual Funds	$18,740	$15,254
	Vanguard Index Tr 500 Index Fund	Mutual Funds	$81,401	$52,626
	Vanguard Index Tr Growth Index Fund	Mutual Funds	$26,314	$15,676
	Vanguard Index Tr Value Index Fund	Mutual Funds	$103,431	$65,536
	Vanguard Intermediate-Term Treasury Fund	Mutual Funds	$69,553	$73,322
	Vanguard Lifestrategy Growth Fund	Mutual Funds	$10,400	$7,756
	Vanguard Windsor Fund	Mutual Funds	$91,548	$71,003
	Washington Mutual Invs Fd Inc - Cl A (American Funds) Cl A	Mutual Funds	$2,765,707	$2,203,957

See Independent Auditors’ Report and the accompanying notes to the financial statements

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value

	Insurance Annuity Contracts
	American Skandia Life Assur
	Group Annuity Contract	Insurance Policies		$71,265	$71,265
	American Skandia Life Assur
	Group Annuity Contract	Insurance Policies		$118,416	$118,416
	American Skandia Life Assurance
	Group Annuity Contract #	Insurance Policies		$64,091	$64,091
	American Skandia Life Assurance
	Group Annuity Contract #	Insurance Policies		$46,477	$46,477
	American Skandia Life Assurance
	Group Annuity Contract #	Insurance Policies		$80,418	$80,418
	American Skandia Life Assurance
	Individual Annuity Contract #	Insurance Policies		$21,239	$21,239
	American Skandia Life Ins. Co.
	Group Annuity Contract	Insurance Policies		$45,549	$45,549
*	Participant Loans
	Plan Participants	Participant Loans, Various dates and rates		$0	$1,264,816
		of 8% to 11.5%
	Totals		$		$80,705,334

See Independent Auditors’ Report and the accompanying notes to the financial statements

* Party in interest

SPARTA, INC. Profit Sharing Plan
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2001
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN YEAR)

	(b) Description of
	Investment Including
	Maturity Date, Rate of
(a) Identity of Issue, Borrower,	Interest, Collateral,	(c) Costs of	(d) Proceeds of
Lessor or Similar Party	Par or Maturity Value	Acquisitions	Dispositions

Participant Loans	Loans at 8.0% to 11.5%	$0	$0

See Independent Auditors’ Report and the accompanying notes to the financial statements